Filed pursant to Rule 424(b)(3)
SEC File No. 333-270478

PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated May 5, 2023)

Sol-Gel Technologies Ltd.

6,560,000 ORDINARY SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1, effective as of May 5, 2023 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-270478). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares are listed on the Nasdaq Stock Market LLC under the trading symbols “SLGL.” On August 09, 2023, the closing price for our ordinary shares on the Nasdaq Stock Market LLC was $3.16 per ordinary share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 10, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 10, 2023, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing the Company's financial results for the quarter ended June 30, 2023. In addition, the Company is submitting with this Form 6-K its unaudited condensed consolidated financial statements as of June 30, 2023 and for the three and six months then ended.

Attached hereto are the following exhibits:

Exhibit 99.1	Press release dated August 10, 2023

Exhibit 99.2	Unaudited condensed consolidated financial statements as of June 30, 2023 and for the three and six months then ended.

Exhibit 99.1 (other than the two paragraphs immediately preceding the heading “Q2 2023 and Recent Corporate Developments”) and 99.2 are hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No 333-264190).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: August 10, 2023	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

3

Exhibit 99.1

Sol-Gel Technologies Reports Second Quarter 2023 Financial Results and
Provides Corporate Update

•	Sol-Gel on track to advance Orphan Drug candidate, SGT-610 (patidegib) for Gorlin syndrome into Phase 3 testing in late 2023

•
Sol-Gel’s recently announced agreement with Searchlight Pharma will provide up to $11 million in upfront payments and regulatory and sales milestones for both TWYNEO® and EPSOLAY®, combined, plus additional royalties ranging from low double-digits to high-teens

•	Sol-Gel has cash runway into the second half of 2025

NESS ZIONA, Israel, August 10, 2023 -- Sol-Gel Technologies, Ltd. (NASDAQ: SLGL) (“Sol-Gel”), a dermatology company leveraging innovative approaches to develop pioneering treatments for patients with severe skin conditions, and with two approved large-category dermatology products, EPSOLAY and TWYNEO, today announced financial results for the second quarter ended June 30, 2023 and provided a corporate update.

“We were pleased to announce another TWYNEO and EPSOLAY partnership during the quarter which generated non-dilutive revenue for our shareholders. We are delighted to partner these first products developed by Sol-Gel with Searchlight Pharma in Canada, a leading commercial territory, over a fifteen-year term that is renewable for subsequent five-year periods,” stated Alon Seri Levy, Ph.D., Chief Executive Officer of Sol-Gel.  “Based on current discussions we expect more international licenses will follow in the future, while coverage and demand for both products in the U.S. may be approaching a plateau due to the genericization of both the acne and rosacea markets.”

Dr. Seri Levy continued, “We are on track with our plans to initiate the pivotal Phase 3 trial for SGT-610 (patidegib), our recently acquired, Breakthrough-designated, Orphan Drug candidate with a market potential of over $300 million for the prevention of basal cell carcinoma in subjects having Gorlin syndrome, in late 2023.  The recent clinical setback in a Phase 2b trial of a competing product with a similar indication but a different mechanism of action, presents Sol-Gel with the opportunity to be a durable market leader in Gorlin syndrome, if our own Phase III program succeeds.  The potential of SGT-610 taken together with lower-than-expected future royalty streams from EPSOLAY and TWYNEO in the U.S., have led Sol-Gel to focus on this candidate in the near-term and delay the planned clinical study for SGT-210,” he concluded.

Q2 2023 and Recent Corporate Developments

•
Based on our recent assessment of expected partner licensing revenues and the delay in the development of SGT-210, Sol-Gel is adopting cost-saving measures, including a headcount reduction of about 25 employees to maintain the cash runway into the second half of 2025.

•
In June, Sol-Gel announced the signing of exclusive license agreements for TWYNEO and EPSOLAY for the Canadian market. Partner Searchlight is to commercialize both products in Canada over a fifteen-year term that is renewable for subsequent five-year periods. As part of the agreement terms, Sol-Gel will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, Sol-Gel will be entitled to royalty percentages from all Canadian net sales ranging from low-double-digits to high teens. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada, with support from Sol-Gel.

•
In connection with the acquisition from PellePharm, Inc. of topically-applied patidegib, a Phase 3-ready, Breakthrough designated Orphan Drug candidate for the treatment of Gorlin syndrome announced in January of this year, Sol-Gel raised $22.8 million through registered direct and private placement offerings.  These proceeds will support the Phase 3 trial of patidegib, a hedgehog signaling pathway blocker, expected to begin in the fourth quarter of 2023, and for general corporate purposes. The $10 million private placement portion of the offering was approved by shareholders on March 30, 2023 and received in April 2023.

•
Prescribers continue to report positive experiences with TWYNEO since the product launched in the U.S. in April 2022, with a high recurring base of prescribers nearly reaching 100% for the second quarter of 2023, in line with Q1, while growing the base of prescribers by 6% quarter-over-quarter. Patient refill rates have also remained consistent during the second quarter, indicating overall continued confidence and positive patient experience. According to IQVIA data, there have been over 24,000 prescriptions written for TWYNEO in the second quarter of 2023, and over 155,000 prescriptions written to date.

•
As of Q2 2023, EPSOLAY remains the #2 position among branded topical rosacea treatments for Papulopustular Rosacea and continues to grow market share. EPSOLAY’s recurring base of prescribers increased to nearly 100% of its total prescribers in Q2 2023, from 92% in the first quarter of 2023, and there was a 14% quarter-over-quarter increase in prescribers as well as a 2% increase in patient refill rates over the same period. These increases are an indicator of positive patient experience along with the result of commercial efforts executed by Galderma in line with rosacea season. According to IQVIA data, there have been over 13,000 prescriptions of EPSOLAY written in the second quarter of 2023, and over 50,000 prescriptions written to date.

Financial Results for the Quarter Ended June 30, 2023

Total revenue in the first half of the year was $0.9 million, which primarily consisted of licensing revenues from both Galderma and Searchlight. In the first quarter, wholesaler ordering patterns were disrupted ahead of Galderma’s implementation of a new enterprise resource planning system, which impacted its standard forecasting procedures and its quarterly assessment of rebate accruals. As a result, previously reported revenue for the first quarter and revenues for the second quarter were revised as reflected in the income statement presented below.

Research and development expenses were $5.3 million compared to $2.4 million for the same period in 2022. The increase of $2.9 million was primarily attributed to an increase of $1.1 million related to the continuing development of SGT-610, an increase of $0.8 million related to professional expenses associated with a development stage generic candidate and an increase of $1.0 million related to manufacturing expenses associated with our branded products.

General and administrative expenses were $1.8 million in 2023 compared to $1.6 million for the same period in 2022. The increase of $0.2 million was mainly attributed to an increase in professional expenses.

Sol-Gel reported a net loss of $6.0 million for the second quarter of 2023 and a loss of $0.22 per basic and diluted share, compared to a net loss of $0.1 million and a loss of $0.01 per basic and diluted share for the same period in 2022.

As of June 30, 2023, Sol-Gel had $29.1 million in cash, cash equivalents and deposits, and $17.9 million in marketable securities for a total balance of $47.0 million. The balance as of June 30, 2023 includes $10 million received in April 2023 as part of the $22.8 million raised in the recent financing. The Company expects that its cash resources will enable funding of operational and capital expenditure requirements into the second half of 2025.

About Gorlin Syndrome and SGT-610

SGT-610, a hedgehog signaling pathway blocker, has the potential to be the first ever treatment for Gorlin syndrome, if approved. Gorlin syndrome, an autosomal dominant genetic disorder affecting approximately 1 in 27,000-31,000 people in the U.S., is mostly caused by inheritance of one defective copy of the tumor suppressor patched homolog 1 (PTCH1) gene. Normally, the PTCH1 gene blocks the smoothened, frizzle class receptor (SMO) gene, turning off the hedgehog signaling pathway when it is not needed. Mutations in the PTCH1 gene may cause a loss of PTCH1 function, release of SMO, and may allow basal cell carcinoma (BCC) tumor cells to divide uncontrollably. Patidegib, the active substance in SGT-610, is designed to block the SMO signal, thus, allowing cells to function normally and reducing the production of new tumors.

About TWYNEO

TWYNEO (tretinoin and benzoyl peroxide) Cream, 0.1%/3% is used for the topical treatment of acne vulgaris in adults and pediatric patients 9 years of age and older.

TWYNEO utilizes a proprietary, patented technology where tretinoin and BPO are encapsulated within silica-based microcapsules to create a barrier between the medication and the skin. The patented microencapsulation technology in TWYNEO Cream segregates and envelopes the active ingredients in silica core shells (microcapsules) so that tretinoin is protected from the oxidizing effects of BPO, allowing the combination of both drugs into one product and gradual release onto the skin.

Sol-Gel Technologies received U.S. Food and Drug Administration (“FDA”) approval for TWYNEO Cream on July 27, 2021, and has granted exclusive rights to Galderma to commercialize the treatment in the U.S.

About EPSOLAY

EPSOLAY is a topical cream containing encapsulated benzoyl peroxide (BPO), 5%, for the treatment of inflammatory lesions of rosacea in adults. EPSOLAY utilizes a proprietary, patented technology to encapsulate BPO within silica-based microcapsules to create a barrier between the medication and the skin. The silica-based shell is designed to slowly release BPO over time to provide a tolerable and effective treatment.

Sol-Gel Technologies received FDA approval for EPSOLAY Cream on April 22, 2022, and has granted exclusive rights to Galderma to commercialize the treatment in the U.S.

About Sol-Gel Technologies

Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing and commercializing or partnering drug products for the treatment of skin diseases. Sol-Gel developed TWYNEO which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults. Both drugs are exclusively licensed to and commercialized by Galderma in the U.S.

The Company’s pipeline includes Orphan Drug candidate, SGT-610 under investigation for the prevention of new basal cell carcinomas in Gorlin syndrome patients, and also includes topical drug candidate SGT-210 under investigation for the treatment of rare skin keratodermas.

For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to our expected cash runway; the benefits of and projections of our future financial performance; the timing and success of any clinical studies and obtaining of regulatory approval for our product candidates, including SGT-610; the commercial acceptance, profitability and reimbursement of TWYNEO and EPSOLAY; the benefits we expect to receive under our agreement with Searchlight Pharma; our ability to out-license additional non-U.S. rights for TWYNEO and EPSOLAY; and the potential of SGT-210. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, risks relating to the current global macroeconomic climate as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2023, as amended, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

For further information, please contact:

Investors:

Irina Koffler
Investor relations, LifeSci Advisors
ikoffler@lifesciadvisors.com
+1 917 734 7387

Sol-Gel Technologies

Gilad Mamlok
Chief Financial Officer
gilad.mamlok@sol-gel.com

SOL-GEL TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31, 2022	June 30, 2023
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$12,448	$15,618
Bank deposits	12,500	13,500
Marketable securities	8,678	17,863
Receivables from collaborative and licensing arrangements	7,858	2,205
Prepaid expenses and other current assets	1,571	2,405
TOTAL CURRENT ASSETS	43,055	51,591

NON-CURRENT ASSETS:
Restricted long-term deposits and cash	1,288	1,293
Property and equipment, net	660	569
Operating lease right-of-use assets	876	709
Other long-term receivables	-	229
Funds in respect of employee rights upon retirement	749	712
TOTAL NON-CURRENT ASSETS	3,573	3,512

TOTAL ASSETS	$46,628	$55,103
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$251	$461
Other accounts payable	2,360	4,773
Current maturities of operating leases	718	433
TOTAL CURRENT LIABILITIES	3,329	5,667

LONG-TERM LIABILITIES
Operating leases liabilities	54	136
Liability for employee rights upon retirement	1,032	1,004
TOTAL LONG-TERM LIABILITIES	1,086	1,140
TOTAL LIABILITIES	4,415	6,807

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2022 and June 30, 2023; issued and outstanding: 23,129,469 and 27,805,954 as of December 31, 2022 and June 30, 2023, respectively.	638	771
Additional paid-in capital	234,640	257,281
Accumulated deficit	(193,065)	(209,756)
TOTAL SHAREHOLDERS' EQUITY	42,213	48,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$46,628	$55,103

SOL-GEL TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31		Three months ended June 30
	2022	2023	2022	2023
LICENSE REVENUES	$3	$300	$3,518	$594
RESEARCH AND DEVELOPMENT EXPENSES	4,042	9,386	2,380	5,312
GENERAL AND ADMINISTRATIVE EXPENSES	1,911	1,977	1,601	1,809
OPERATING LOSS	$5,950	$11,063	$463	$6,527
FINANCIAL INCOME, net	(353)	(342)	(329)	(557)
LOSS FOR THE PERIOD	$5,597	$10,721	$134	$5,970
BASIC AND DILUTED LOSS PER ORDINARY SHARE	0.24	$0.43	$0.01	$0.22
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	23,127,484	24,944,220	23,128,429	27,660,326

	Six months ended June 30
	2022	2023
LICENSE REVENUES	$3,521	$894
RESEARCH AND DEVELOPMENT EXPENSES	6,422	14,698
GENERAL AND ADMINISTRATIVE EXPENSES	3,512	3,786
OPERATING LOSS	$6,413	$17,590
FINANCIAL INCOME, net	(682)	(899)
LOSS FOR THE PERIOD	$5,731	$16,691
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.25	$0.63
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	23,127,958	26,306,484

Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023

The amounts are stated in U.S. dollars in thousands, except share and per share data

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	December 31,	June 30,
	2022	2023
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$12,448	$15,618
Bank deposits	12,500	13,500
Marketable securities	8,678	17,863
Receivables from collaborative and licensing arrangements	7,858	2,205
Prepaid expenses and other current assets	1,571	2,405
TOTAL CURRENT ASSETS	43,055	51,591

NON-CURRENT ASSETS:
Restricted long-term deposits and cash	1,288	1,293
Property and equipment, net	660	569
Operating lease right-of-use assets	876	709
Other long-term receivables	-	229
Funds in respect of employee rights upon retirement	749	712
TOTAL NON-CURRENT ASSETS	3,573	3,512

TOTAL ASSETS	$46,628	$55,103
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$251	$461
Other accounts payable	2,360	4,773
Current maturities of operating leases	718	433
TOTAL CURRENT LIABILITIES	3,329	5,667

LONG-TERM LIABILITIES
Operating leases liabilities	54	136
Liability for employee rights upon retirement	1,032	1,004
TOTAL LONG-TERM LIABILITIES	1,086	1,140
TOTAL LIABILITIES	4,415	6,807

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2022 and June 30, 2023; issued and outstanding: 23,129,469 and 27,805,954 as of December 31, 2022 and June 30, 2023, respectively.	638	771
Additional paid-in capital	234,640	257,281
Accumulated deficit	(193,065)	(209,756)
TOTAL SHAREHOLDERS' EQUITY	42,213	48,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$46,628	$55,103

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2022	2023	2022	2023
LICENSE REVENUES	$3,521	$894	$3,518	$594
RESEARCH AND DEVELOPMENT EXPENSES	6,422	14,698	2,380	5,312
GENERAL AND ADMINISTRATIVE EXPENSES	3,512	3,786	1,601	1,809
OPERATING LOSS	$6,413	$17,590	$463	$6,527
FINANCIAL INCOME, net	(682)	(899)	(329)	(557)
LOSS FOR THE PERIOD	$5,731	$16,691	$134	$5,970
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.25	$0.63	$0.01	$0.22
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	23,127,958	26,306,484	23,128,429	27,660,326

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2022	23,126,804	638	233,098	(178,142)	55,594
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2022:
Loss for the period				(5,731)	(5,731)
Exercise of options	2,665	*	15		15
Share-based compensation			473		473
BALANCE AT JUNE 30, 2022	23,129,469	638	233,586	(183,873)	50,351

BALANCE AS OF JANUARY 1, 2023	23,129,469	638	234,640	(193,065)	42,213
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2023:
Loss for the period				(16,691)	(16,691)
Issuance of shares and warrants through public offering, net of issuance costs	2,560,000	74	11,468		11,542
Issuance of shares and warrants through private placement from the controlling shareholder	2,000,000	56	9,944		10,000
Exercise of options	116,485	3	177		180
Share-based compensation			1,052		1,052
BALANCE AT JUNE 30, 2023	27,805,954	771	257,281	(209,756)	48,296

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF APRIL 1, 2022	23,127,669	638	233,224	(183,739)	50,123
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2022:
Loss for the period				(134)	(134)
Exercise of options	1,800	*	10		10
Share-based compensation			352		352
BALANCE AT JUNE 30, 2022	23,129,469	638	233,586	(183,873)	50,351

BALANCE AS OF APRIL 1, 2023	25,702,237	712	246,678	(203,786)	43,604
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2023:
Loss for the period				(5,970)	(5,970)
Issuance of shares and warrants through private placement from the controlling shareholder	2,000,000	56	9,944		10,000
Exercise of options	103,717	3	161		164
Share-based compensation			498		498
BALANCE AT JUNE 30, 2023	27,805,954	771	257,281	(209,756)	48,296

* less than $1 thousand.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30
	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(5,731)	$(16,691)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	327	185
Changes in accrued liability for employee rights upon retirement, net	37	9
Share-based compensation expenses	473	1,052
Financial expenses (income), net	(126)	(1)
Net changes in operating leases	(173)	(36)
Changes in fair value of marketable securities	135	(66)
Changes in operating asset and liabilities:
Receivables from collaborative and licensing arrangements (including long-term)	7,792	5,653
Prepaid expenses, other current assets and other long-term receivables	(891)	(1,063)
Accounts payable, accrued expenses and other	(8,387)	2,623
Net cash used in operating activities	(6,544)	(8,335)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(102)	(94)
Investment in marketable securities	(10,006)	(17,114)
Proceeds from sales and maturity of marketable securities	1,734	7,995
Short-term deposits	448	(1,000)
Restricted long-term deposits	9	12
Net cash used in investing activities	(7,917)	(10,201)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	15	180
Proceeds from issuance of shares and warrants through placement from the controlling shareholder	-	10,000
Proceeds from issuance of shares and warrants through public offering, net of issuance costs	-	11,542
Net cash provided by financing activities	15	21,722
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	126	1
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(14,320)	3,187
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	21,235	13,598
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	$6,915	$16,785
Cash and Cash equivalents	5,765	15,618
Restricted cash	1,150	1,167
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	6,915	16,785
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS: Recognition of new operating lease ROU and liabilities	$88	$190
SUPPLEMENTARY INFORMATION:
Interest received	$153	$590

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its U.S. subsidiary, the Company) is an Israeli Company incorporated in 1997.

The Company is a clinical stage specialty pharmaceutical company focused on developing and commercializing topical dermatological drug products. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authorization by the U.S. Food and Durg Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authorization by the FDA on April 25, 2022.  In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay®, in the United States, see note 5. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. In addition to the novel products, the Company’s products included the approved generic products Acyclovir, Ivermectin and other generic product candidates.  In November 2021, the Company entered into an agreement with Padagis, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for the two aforementioned approved generic drug products. Under the new agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates, see note 4b.

On January 27, 2023 the Company entered into an asset purchase agreement with PellePharm, Inc. (hereafter-“PellePharm”), pursuant to which the Company agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610). On January 30, 2023, upon closing of the transaction, the Company was required to pay an upfront payment (hereafter- "upfront payment") of $4.7 million to PellePharm. The upfront payment is paid as follows: (i) $4 million was paid upon closing and (ii) $0.7 million will be paid, subject to the terms as defined in the Agreement, 15 months from the closing date. In addition, the Company will be required to pay total development and NDA acceptance milestones of up to $6 million, and up to $64 million in commercial milestones which amount increases to $89 million when sales exceed $500 million as well as single digit royalties which increase to double digit royalties when sales exceed $500 million.

The upfront payment and the additional development milestone payments under the PellePharm agreement represent payments for research and development in-process ("IPR&D") acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use. Accordingly, such payments are expensed as incurred and are recognized as research and development expenses.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S.

Risk and Uncertainties

Since incorporation through June 30, 2023, the Company has an accumulated deficit of $209,756 and its activities have been funded mainly by its shareholders, collaboration revenues and license agreements, see also Notes 4 and 5. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS (continued):

In addition, management is continuing to analyze cash resources and considering raising additional funding from different sources, such as corporate collaborations, public or private equity offerings and/or debt financings. Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of June 30, 2023 will allow the Company to fund its operating plan through at least the next 12 months from the condensed financial statement issuance date.  See also note 8 with regards to cost-saving measures, management adopted subsequent to June 30, 2023.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

a.
Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements.  Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements.  In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2023, the consolidated results of operations and the statements of changes in shareholders' equity for the six month periods ended June 30, 2023 and 2022 and the statements of cash flows for the six month period ended June 30, 2023 and 2022.

The consolidated results for the six month period ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2022. The comparative balance sheet at December 31, 2022 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP.

b.
Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted loss per share does not include 5,961,999 and 7,120,463 options and warrants for the six and three months ended June 30, 2023 and 3,713,296  and 4,085,416 options and warrants for the six and the three months ended June 30, 2022, respectively, because the effect would be anti-dilutive.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 3 — MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated periods:

	December 31,	June 30,
	2022	2023
Level 2 securities:
U.S government and agency bonds	1,494	-
Other foreign government bonds	-	3,899
Corporate bonds*	7,184	13,964
Total	8,678	17,863

* Investments in Corporate bonds rated A or higher.

The Company elected the fair value option to measure and recognize its investments in debt securities in accordance with ASC 825, Financial Instruments as the Company manages its portfolio and evaluates the performance on a fair value basis.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the indicated periods:

	Marketable securities
	For the year ended	For the Six Months
	December 31, 2022	ended June 30, 2023

Balance at beginning of the period	1,709	8,678
Additions	10,006	17,114
Sale or maturity	(2,918)	(7,995)
Changes in fair value during the period	(119)	66
Balance at end of the period	8,678	17,863

As of June 30, 2023, the Company’s debt securities had the following maturity dates:

Market value
June 30,
2023
Due within one year	7,445
Between 1-2 years	10,418

The carrying amount of the cash and cash equivalents, bank deposits, restricted cash, restricted long term deposits, receivables from collaborative arrangements, accrued expenses and other liabilities approximates their fair value.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 4 – COLLABORATION AGREEMENTS:

a.
In 2007, the Company granted rights to a  third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2024. Based on current sales, royalties are not material.

b.
In 2016 through 2020, the Company entered into several collaboration agreements mainly with one partner (the "Partner") for the development, manufacturing and commercialization of several generic product candidates. Under the agreements, the Partner is obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

Upon FDA approval, the Partner has exclusive rights and is required to use diligent efforts to commercialize these products in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to a share of the Partner's gross profits related to the sale of the products, as such term is defined in each of the agreements.

These Agreements are considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity.

The Company recognizes collaboration revenue when the related sales occur.

In November 2021, the Company entered into a new agreement (the "New Agreement") with the Partner, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for two approved generic drug products. Under the New Agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates. Following the signing of the New Agreement, the Company is no longer entitled to receive its share in profit  as detailed above, other than with respect to the two generic drug programs related to four generic products.

Under the terms of the New Agreement, effective as of November 1, 2021, the Company will unconditionally receive $21,500 over 24 months, in lieu of its share in future gross profits for the two approved generic drug products and its potential gross profits for eight unapproved generic programs. The Company received $1,250 as an upfront payment and $20,250 in eight equal quarterly instalments. The New Agreement also provides that effective as of November 1, 2021, the Company will cease paying any outstanding and future operational costs related to these collaborative agreements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 5 – LICENSE AGREEMENTS:

a.
In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay® in the United States. Following the FDA approvals for each of the products and under the license agreements, the Company received $7.5 million for Twyneo® and $3.5 million for Epsolay® as regulatory approval milestone payments. The Company is also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.

According to the agreement, the Company has an option to regain commercialization rights five years following first commercialization.

On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician, See note 1.  On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician, See also note 1. During the six months ended June 30, 2023, the Company recognized $466 as royalties revenues in respect of the license agreement for both products. During the six months ended June 30, 2022, the Company recognized $3.5 million as milestone revenues in respect of the license agreement and the FDA approval of Epsolay®.

b.
On June 6, 2023, the Company and Searchlight Pharma Inc. (“Searchlight”), a private Canadian specialty pharmaceutical company, signed on an exclusive license agreements for TWYNEO and EPSOLAY for the Canadian market, over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada, with support from the Company.

Under the agreement, the Company will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, the Company will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens.

In June 2023, the Company received $500 as an upfront payment in connection with the license agreement and related support provided to Searchlight for obtaining the regulatory approval in the Canadian market. The Company is also required to support Searchlight during such period if needed based on agreed upon rates. The Company has identified two performance obligations in the license agreement as follows: (i) the license to market the products in Canada; and (ii) continuing support during the regulatory approval process. Accordingly, the Company recognized $380 as license revenue in the period and recorded $120 as contract liability in respect of the support services.

NOTE 6 – SHARE CAPITAL:

a.	Ordinary shares

On January 27, 2023, the Company entered into a securities purchase agreement (hereafter - “Purchase Agreement”) with Armistice Capital, pursuant to which the Company issued to Armistice Capital (i) 2,560,000 ordinary shares of the Company, par value NIS 0.1 per share in a registered direct offering at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 2,560,000 Ordinary Shares (the "Investor Warrants"). Each of the Investor Warrants are exercisable for one ordinary share, have an exercise price of $5.85 and will become exercisable beginning six months from the date of issuance and will expire on January 27, 2028. The sale of the Ordinary Shares in the Registered Direct Offering was made by means of a shelf registration statement. The Offering closed on January 31, 2023. The gross proceeds from the Offering were approximately $12.8 million.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 6 – SHARE CAPITAL (continued)

Concurrently with the signing of the Purchase Agreement, the Company also entered into a subscription agreement (hereafter -  “Subscription Agreement”) between the Company and M. Arkin Dermatology Ltd., the Controlling Shareholder of the Company, pursuant to which M. Arkin Dermatology Ltd. agreed to purchase 2,000,000 unregistered Ordinary Shares and unregistered warrants to purchase up to 2,000,000 ordinary shares (the “PIPE Warrants” and, together with the Investor Warrants, the “Warrants”) in a concurrent private placement (hereafter-  “Affiliate Private Placement"), at a price equal to the offering price of the Ordinary Shares in the Offering. The Affiliate Private Placement agreement was contingent on certain conditions and was approved by the Company’s shareholders on March, 2023.  The total proceeds of $10,000 were received in April 2023.

b.	Options grants

1)	During the Six months ended June 30, 2023, the Company granted 749,750 options to employees and executive officers:
i.
In March 2023, the Company granted a total of 53,092 options to several employees to purchase ordinary shares at an exercise price of $4.63 and $5.6 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

ii.
In March 2023, the Company granted a total of 439,314 options to several Executive Officers to purchase ordinary shares at an exercise price of $5.6 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

iii.
In March 2023, the board of directors approved and recommended the Company's shareholders to approve a grant of 257,344 options to the Company's CEO to purchase ordinary shares at an exercise price of $5.6 per share. The Company's shareholders approved the grant in July 2023.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The weighted average fair value of options granted in 2023 was $2.01 The underlying data used for computing the fair value of the options are as follows:

2023
Value of one ordinary share	$3.8
Dividend yield	0%
Expected volatility	56%
Risk-free interest rate	4.1%
Expected term	7 years

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 6 – SHARE CAPITAL (continued)

c.	Option plan

In March 2023, the Company’s Board of Directors approved an increase of the ordinary shares that may be issued under the Company’s Plan by reserving an additional amount of 1,250,000 ordinary shares.

NOTE 7 – RELATED PARTIES:

a.	Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.

b.	As to options and restricted shares granted to directors and executive officers, see note 6.

NOTE 8 – SUBSEQUENT EVENT:

On August 10, 2023, following recent assessment of partner licensing revenues and the delay in the development of SGT-210, the Company announced a restructuring plan to reduce operating expenses as part of cost-saving measures. The Plan’s cost-saving measures includes workforce reductions of about 25 employees, as well as other cost-mitigation measures.